RocketFuel Blockchain, Inc.

201 Spear Street, Suite 1100

San Francisco, CA 94105

(424) 256-8560 ● (310) 388-0582 (fax)

Bennett J. Yankowitz

Chief Financial Officer

b.yankowitz@rocketfuel.inc

October 26, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Comment Letter dated September 1, 2023—Further Clarification

Ladies and Gentlemen:

This letter supplements our letter of October 23, 2023, which responded to the comments made to RocketFuel Blockchain, Inc. (“we” or the “Company”) in your letter of September 1, 2023.

The following is our expanded response to Item 14:

14. On June 7, 2022, we entered into a settlement agreement in the legal proceedings between the Company as plaintiff and Joseph Page as defendant, whereunder Page surrendered 3,600,394 shares of the Company’s common stock in settlement of our lawsuit. In connection with this settlement, we recognized a gain of $540,059, calculated based on the Company’s share price of $0.15 per share on the date of settlement of the legal proceedings. The stock surrendered was common shares in lieu of cash.

ASC 505-10-25-2 provides that there shall be excluded from the determination of net income or the results of operations “Adjustments or charges or credits resulting from transactions in the entity’s own capital stock.” We believe ASC 505-10-25-2 is not applicable to the foregoing transaction because the substance of the transaction was the payment of a legal settlement with an asset (in this case, our common stock) that had a readily ascertainable market value. In particular, we are relying on ASC 505-30-30-3, which reads as follows (emphasis added):

ASC 505-30-30-3. For example, the selling shareholder may agree to abandon certain acquisition plans, forego other planned transactions, settle litigation, settle employment contracts, or restrict voluntarily the ability to purchase shares of the entity or its affiliates within a stated time period. If the purchase of treasury shares includes the receipt of stated or unstated rights, privileges, or agreements in addition to the capital stock, only the amount representing the fair value of the treasury shares at the date the major terms of the agreement to purchase the shares are reached shall be accounted for as the cost of the shares acquired. The price paid in excess of the amount accounted for as the cost of the treasury shares shall be attributed to the other elements of the transaction and accounted for according to their substance. If the fair value of those other elements of the transaction is more clearly evident, for example, because the entity’s shares are not publicly traded, that amount shall be assigned to those elements and the difference recorded as the cost of treasury shares. If no stated or unstated consideration in addition to the capital stock can be identified, the entire purchase price shall be accounted for as the cost of treasury shares.

In our case, we were not repurchasing any shares, so there was no “cost of the treasury shares,” and the entire 3,600,394 shares should be “attributed to the other elements of the transaction and accounted for according to their substance.” Hence our inclusion of them as a $540,059 gain, based on the market price of $0.15 on the settlement date.

Please let me know if you have additional questions.

Sincerely,

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz
Chief Financial Officer